UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Hologic, Inc.

(Exact name of Registrant as Specified in its Charter)

Delaware	1-36214	04-2902449
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

35 Crosby Drive Bedford, Massachusetts	01730
(Address of principal executive offices)	(Zip Code)

Robert W. McMahon	Telephone (781) 999-7300

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

SECTION 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Hologic, Inc.’s Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD, and is publicly available at www.hologic.com.

SECTION 2 - Exhibits

Item 2.01 Exhibits.

(a)	Exhibits

Exhibit Number	Description

Exhibit 1.02	Conflict Minerals Report of Hologic, Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HOLOGIC, INC.

Date: June 2, 2014	By:	/s/ Robert W. McMahon
	Name:	Robert W. McMahon
	Title:	Chief Financial Officer